Testing the Waters Materials Related to Series #85GPK2

From the Rally App:

#85GPK2 | $25K

COMPARABLE ASSET VALUE

ASSET VALUE

-27.3%

TRANSACTIONS

7

The interactive Comparable Asset Value Chart (the “Chart”) plots historical sales of assets comparable to the Underlying Asset, showing price values on the vertical axis against time on the horizontal axis.  The prices reflected on the Chart are not adjusted for inflation.  Users of the Platform can opt to display varying ranges of time on the Chart’s horizontal axis, from one month to one year or longer to the extent such data are available.  If multiple comparable asset sales occurred on a single day, the Chart provides an average for that day.  By hovering over the points on the Chart, users can view price and date of sale represented by each point.  The table below sets forth the data points plotted in the Chart.

Comparable Asset	Date	Sale Price	Source / Sale Venue
Garbage Pail Kids Wax Box Series 1	7/30/2020	$26,400.00	Heritage
Garbage Pail Kids Wax Box Series 1	4/15/2021	$21,600.00	Heritage
Garbage Pail Kids Wax Box Series 1	7/28/2021	$16,799.00	eBay
Garbage Pail Kids Wax Box Series 1	8/22/2021	$22,800.00	Heritage
Garbage Pail Kids Wax Box Series 1	9/19/2021	$28,800.00	Goldin
Garbage Pail Kids Wax Box Series 1	11/18/2021	$28,800.00	Heritage
Garbage Pail Kids Wax Box Series 1	12/6/2021	$22,400.00	Juliens
Garbage Pail Kids Wax Box Series 1	12/6/2021	$16,000.00	Juliens

“Parents were horrified by them. Elementary schools banned them. Psychiatrists feared they would teach innocent minds to laugh at violence, deformity and pain.”

LOS ANGELES TIMES

July 1987

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#85GPK2 | *Visuals*

It was announced in 2021 that an HBO Max streaming series based on Garbage Pail Kids is being produced by Danny McBride and David Gordon Greene.

LAUNCH GALLERY ›

#85GPK2 | *Timeline*

Jan. 1938 — Topps Chewing Gum, Inc. is founded in Brooklyn, NY by the four sons of a tobacco distributor. Its first successful product is Bazooka bubble gum.

Jan. 1948 — Topps starts to include “Magic Photo Cards” inside its gum packs, featuring multi-sport legends including football players like Barney Poole and Pete Elliott.

May. 1985 — Satirizing Cabbage Patch Kids, Topps releases their first set of Garbage Pail Kids cards. #85GPK2 is printed.

Feb. 1986 — The New York Times publishes a story on Garbage Pail Kids headlined: “THEY'RE NASTY, THEY'RE UGLY, AND CHILDREN LOVE THEM.”

#85GPK2

'85 GARBAGE PAIL KIDS SET

COMING SOON

RSE Archive, LLC is "testing the waters" to gauge market demand from potential investors for an Offering under Tier II of Regulation A. No money or other consideration is being solicited, and if sent in response, it will not be accepted. No sales of securities will be made or commitment to purchase accepted until qualification of the offering statement by the Securities and Exchange Commission (the "Commission") and approval of any other required government or regulatory agency. An indication of interest made by a prospective investor is non-binding and involves no obligation or commitment of any kind. No offer to buy securities can be accepted and no part of the purchase price can be received without an Offering Statement that has been qualified by the Commission. "Share" or "Stock" refers to interests in a series of RSE Archive, LLC. This communication does not constitute a solicitation to purchase or an offer to sell securities - visit our website rallyrd.com for full terms & conditions. Full details and disclaimers on http://rallyrd.com/disclaimer.

DESCRIPTION OF SERIES 1985 GARBAGE PAIL KIDS BOX

Investment Overview

•Upon completion of the Series #85GPK2 Offering, Series #85GPK2 will purchase an Original 1985 Topps Garbage Pail Kids Series 1 Wax Box for Series #85GPK2 (The “Series 1985 Garbage Pail Kids Box” or the “Underlying Asset” with respect to Series #85GPK2, as applicable), the specifications of which are set forth below.

•The Topps Company, Inc. was founded as Topps Chewing Gum, Inc. in Brooklyn in 1938 by the four sons of Morris Shorin, Abram, Ira, Joseph, and Phillip. Topps began first printing cards in 1949 and issuing them as ‘freebies’ inside packs of gum.

•Topps released the 1985 Garbage Pail Kids Sticker Set as a parody of “Cabbage Patch Kids,” with inappropriate and intentionally shocking jokes on each card. Topps would go on to release a total of 15 Garbage Pail Kids series.

•The Underlying Asset is an Original 1985 Topps Garbage Pail Kids Series 1 Wax Box.

Asset Description

Overview & Authentication

•The 1985 Topps Garbage Pail Kids Series 1 “showcased artwork of kids vomiting, gorging themselves on junk food, smoking and wielding weapons, among other destructive behaviors.”

•The backs of the cards featured a variety of content including text “which encouraged children to skip school, stay up late to watch TV, lie and drive erratically.”

•According to PSA: “The cards were designed to provoke a reaction, and part of their appeal was that they were inexpensive compared to the Cabbage Patch Kids.”

•The 1985 Topps Garbage Pail Kids Series 1 was sold in five-card packs for 25 cents.

•According to Den of Geek: “Naturally, then, Cabbage Patch Kids were an ideal target to get the Wacky Packages treatment. But the decision was wisely made by Topps execs that Garbage Pail Kids could be a card line of their own. Spearheading the project was underground comics legend Art Spiegelman (who would go on to win a Pulitzer Prize in 1992 for his groundbreaking holocaust graphic novel Maus), Raw comics anthology contributor Mark Newgarden, and artist John Pound.”

•Much of the success of Garbage Pail Kids is often attributed to the outrage expressed by parents.

•In addition to the card series, Garbage Pail Kids was used to brand t-shirts and lunch boxes and were featured in a film and cartoon TV show.

•By 1986 it was reported that Topps had sold 800 million Garbage Pail Kids cards.

•In May 2020, Topps released their first Garbage Pail Kids NFT series which sold out in 28 hours.

•First reported by Sportico on January 3, 2022, Topps Sports and Entertainment trading card division was sold to Fanatics. Fanatics now owns the rights to the GPK brand and inherits all current licensing deals.

•While Fanatics owns Garbage Pail Kids rights, the rights to produce television shows based on Topps properties, including Garbage Pail Kids, have been retained by The Bazooka Companies Inc.  The Bazooka Companies Inc is the newly formed company created by Michael Eisner and his Tornante Company along with Madison Dearborn Partners after the sale of the Topps trading card division to Fanatics.

•In 2014 IDW Comics released a five-issue Garbage Pail Kids comic book series.

•An animated series based on The Garbage Pail Kids is in the works from Danny McBride, David Gordan Green and Josh Bycell is being produced for streaming service, HBO MAX.  The series is said to be inspired by McBride’s affinity for Saturday morning cartoons, and the content will be designed to appeal to all age groups.

•The complete first 1985 Garbage Pail Kids set consists of 88 stickers: 44 A cards and 44 B cards. A and B card versions have different numbering, but feature the same artwork.

•The Underlying Asset has been reviewed and authenticated by Baseball Card Exchange (BBCE).

Notable Features

•The Underlying Asset is an Original 1985 Topps Garbage Pail Kids Series 1 Wax Box.

Notable Defects

•The Underlying Asset’s condition is consistent with its authentication from BBCE.

Details

Series 1985 Garbage Pail Kids Box
Memorabilia Type	Trading Card Box
Manufacturer	Topps
Series	Garbage Pail Kids
Year	1985
Number of Packs in Box	48
Number of Cards per Pack	5
Number of Cards in Box	240
Authentication	Baseball Card Exchange (BBCE)

Depreciation

The Company treats Memorabilia Assets as collectible and therefore will not depreciate or amortize the Series 1985 Garbage Pail Kids Box going forward.